Exhibit 99.5

Regulations of the

“GTECH S.p.A. 2013-2019 Stock Option Plan reserved for employees” of

GTECH S.p.A. and/or its subsidiaries

GTECH S.p.A.
Concessionaria dello Stato
00154 Roma - Viale del Campo Boario, 56/D
T +39 06 518991 F +39 06 51894300
Capitale sociale Euro 173.726.855,00
Partita IVA, codice fiscale e reg. imprese Roma n. 08028081001

Sottoposta all’attività di direzione e coordinamento di De Agostini S.p.A Sede legale: 28100 Novara Via G. da Verrazzano, 15

NOTICE

The laws and regulations regarding “soliciting for investment in securities” are not applicable to this offer of Options, as the offer falls within the domain of Article 34-ter, paragraph 1, sub-paragraph “m” of Regulation no. 11971 adopted through the Consob Resolution of May 14, 1999, as amended and supplemented (referred to hereafter as the “Issuers’ Regulation”).

As a consequence, this document is not an information prospectus or an equivalent information document pursuant to the Issuers’ Regulation and is not subject to the prior authorization of, or to any advance notification to, Consob.

Moreover, Beneficiaries (as defined below) who are US employees should represent and agree that: (a) the offer and exercise of Options as well as the subscription and sale of Shares have not been and will not be registered under the Securities Act of 1933, as amended (referred here below as the “Securities Act”), and it is the intention of the Company that the offer and exercise/subscription of such securities be exempt from registration under the Securities Act and the rules and regulations promulgated thereunder; and (b) the Options and Shares (and any part thereof or participation or interest therein) cannot be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (including, without limitation, in connection with any hedging activities) unless they are registered under the Securities Act or an exemption from registration (including pursuant to any regulations under the Securities Act) is available, and the Company has no obligation to so register any such Options and Shares; and (c) you will not directly or indirectly sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including, without limitation, in connection with any hedging activities) any Options and Shares (or of any part thereof or participation or interest therein), except where in accordance herewith and with applicable law, and in any case on the Milan Stock Exchange run and organized by Borsa Italiana S.p.A. or in compliance with any applicable exemption available under the Securities Act.

Article 1

Introduction

The Shareholders of GTECH S.p.A. (also referred to as, the “Company”) resolved in an extraordinary Shareholders’ Meeting held on April 28, 2011, amongst other things, to grant the Board of Directors, pursuant to Article 2443 of the Italian civil code, for a period of five years from the date of the resolution, the ability to increase the stock capital against payment, on one or more occasions, for a maximum nominal amount of Euro 17,201,537.00, with the exclusion of pre-emption rights pursuant to Article 2441, paragraph 4, second sentence, of the Italian civil code, to serve one or more stock based compensation plans reserved for the directors and/or employees of the Company and/or of its subsidiaries, up to 33% per year, with the faculty to carry forward any unused portion in any given year to future years for use in combination with the portions relating to those years. The Shareholders’ Meeting additionally established that the Shares deriving from the delegated increases shall be released at a unit Price, inclusive of both the nominal value and premium, determined by the Board of Directors in compliance with the criteria indicated in Article 8 hereof.

On May 8, 2013, the Shareholders’ Meeting further resolved, amongst other things, to approve the Plan and to grant every necessary or appropriate power to the Board of Directors to, merely by way of example, (i) identify the beneficiaries from amongst the executives of the Company and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of the foreign subsidiaries, and assign to each one of them such number of Options as deemed appropriate; (ii) determine the results and/or performance indicators to which the exercise of the Options would be subject; (iii) establish each and every further term and condition for the Plan to be put into effect; (iv) drawing-up and approve, as well as amend these Regulations to the extent deemed necessary or appropriate; all of the above to be in conformity with the information provided in the informational memorandum published to the benefit of the Company’s Shareholders in advance of the above said meeting and, if necessary, having consulted with the Compensation and Nomination Committee.

To serve the Plan, the Board of Directors, in its meeting of July 30, 2013, amongst other things (i) resolved a share capital increase for consideration, divisible, by a maximum of Euro 1,679,819.00, through the issue of a maximum of no. 1,679,819 new Shares with no pre-emption rights pursuant to Article 2441, paragraph 4, second sentence of the Italian civil code, at a unit price of Euro 20.05 inclusive of both the nominal value and premium (the “Capital Increase”); and (ii) approved these Regulations.

The clauses contained herein are inseparable amongst themselves.

Article 2

Purposes of the Plan

The purposes of the Plan can be identified and summarized as follows:

•                  to focus the attention of the Beneficiaries (as defined below) on factors of strategic interest for the Company;

•                  to encourage the loyalty of the Beneficiaries and providing a mechanism for incentivizing their stay within the group headed by the Company;

•                  to link the compensation of the Beneficiaries to the creation of value for the Company’s shareholders;

•                  to increase the competitiveness of the Company and of the group it heads, enabling pre-determined objectives to be reached;

•                  to ensure that the total compensation package of the Beneficiaries remains competitive on the market;

•                  to establish systems of variable compensation, particularly for Executives with Strategic Responsibilities in accordance with the self-regulatory code of listed companies promoted by Borsa Italiana S.p.A. (hereinafter the “Code”).

Under these Regulations “group” shall mean the controlling company and the companies directly or indirectly controlled pursuant to the provisions in force from time to time.

Article 3

Subject of the Plan

The Plan involves a maximum aggregate number of 1,679,819 new Shares derived from the Capital Increase that shall be reserved for subscription by certain employees of the Company and/or of its subsidiaries (the “Beneficiaries”).

The Plan provides for the granting for free to Beneficiaries of Options to subscribe an equal number of Shares, meaning that one Share will be given for each Option exercised.

The Beneficiaries and the maximum number of Options individually granted (the “Granted Options”) have been determined by the Board of Directors of the Company, in accordance with the provisions of Article 6 below.

Qualification of each Beneficiary as an executive of the Company or of any of its Italian subsidiaries, or as Senior Vice President, Vice President, Key Director or Manager of any of its foreign subsidiaries at the time of the above Board resolution as well as when becoming a member of the Plan pursuant to Article 4 hereof is conditional upon such membership. In extraordinary cases selected by the chairman of the Board of Directors, newly hired employees within December 31, 2013, qualifying as above, may be admitted as Beneficiaries by no later than the date of their hiring, provided that there are enough available Options.

Article 4

Membership of the Plan

In accordance with the terms and conditions hereof, the Board of Directors of the Company has approved during the above said meeting of July 30, 2013 the granting of the Options to the Beneficiaries, who have been informed through the Grant Letter of the number of Options respectively allocated.

Beneficiaries who wish to become members of the Plan must complete, initial on each single page, sign and return to the Company a copy of the Grant Letter, of the Application Form and of these Regulations jointly with the sample of the Exercise Form duly initialed on each page, within the deadline indicated in the Grant Letter.

The delivery of the Grant Letter and the above said attachments to the Beneficiaries who reside in Italy, as well as their returning such documents to the Company’s Department of Resources and Shared Services always, shall take place by hand at the Company’s headquarters or at any of its secondary premises, or at any of its Italian subsidiaries’ headquarters or secondary premises.

The delivery of the Grant Letter and the above said attachments to the Beneficiaries who reside in countries other than Italy, as well as their returning such documents to the respective Corporate Human Resources Departments, shall take place in compliance with the laws and regulations applicable in those countries.

Failure to comply with the provisions under this Article 4 will cause the application to be invalid (also pursuant to Article 1326, paragraph 4 of the Italian Civil Code) and/or not receivable by the Company.

Article 5

Nature and characteristics of the Options

The Options are granted free of charge: as a result Beneficiaries will not be held liable to pay any amount to the Company. The exercise of the Options and the subscription of the Shares shall, however, be subject to the payment of the Price under Article 8 hereof. Each Option shall give the right to subscribe to one Share under the terms and conditions hereof.

The Options are granted to the Beneficiaries on a personal basis, and shall therefore not be transferred by deed between living persons, nor pledged or elsewhere disposed of, either free of charge or for compensation, by law or otherwise, including as a result of any enforcement proceedings or provisional remedies, otherwise the Beneficiary shall lose all the rights granted on the basis of this Plan. For sake of clarity, the forward sale of Shares deriving from the expected exercise of Options is admitted at the risk and under the exclusive responsibility of the concerned Beneficiary.

In the event of employment termination or death of the Beneficiary, Articles 14 and 15 shall respectively apply, unless otherwise provided for pursuant to the Grant Letter.

The Beneficiary recognizes and acknowledges that any increase in value of the Shares subscribed by exercising the Options compared to the subscription Price as per Article 8 and, more generally, every benefit granted under the Plan is extraordinary and, as such, is not in any way to be considered as an integral part of the Beneficiary’s ordinary compensation, nor may it be considered as the title to or ground for similar or additional benefits, whether within the Plan or any other plan that may be approved by the Company or otherwise, not even at the termination date of the Plan. Furthermore, the Plan as such does not bind the Company to keep the Beneficiary employed.

Article 6

Criteria for granting the Options

The Board of Directors of the Company has identified the Beneficiaries from amongst the executives of the Company and/or of its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, and established the maximum number of Granted Options pursuant to the criteria indicated by the Shareholders’ Meeting on May 8, 2013.

For the purpose and to the effects of the Plan, the number of Granted Options may vary among the Beneficiaries; as a result, each Beneficiary hereby recognizes and accepts that the allocation of the Options among the Beneficiaries cannot be disputed.

Article 7

Granting of the Options

The Board of Directors of the Company has granted the Options to the Beneficiaries upon resolving the relevant Capital Increase.

Article 8

Subscription Price

The extraordinary Shareholders’ Meeting of the Company resolved on April 28, 2011 that in compliance with Article 2441, paragraph 4, second sentence, of the Italian civil code, the Board of Directors would determine the subscription price of the Shares in an amount that corresponds to their market price, taking into account the average stock exchange price of the Shares over a significant period of time, in any case not to be lower than the arithmetic average of the official price of the Shares on the Milan Stock Exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A. in the month preceding the granting of the Options by the Board of Directors (by “preceding month” it is meant the period from the date on which the Options are granted, excluding that day, to the same day of the preceding month, included).

In accordance with the criteria described above, the Board of Directors resolved that under the conditions described in these Regulations, each Option shall enable the Beneficiary to subscribe one Share at a unit issue price, inclusive of both the nominal value and premium, of Euro 20.05 (the “Price”), as deemed fair by Reconta Ernst and Young S.p.A. pursuant to Article 2441, paragraph 4, second sentence of the Italian civil code).

The Beneficiaries shall make full payment of the Price by the Share Subscription Date (as defined under Article 11 hereof).

Article 9

Targets

The exercise of the Options shall be subject to the satisfaction of both the following conditions:

(i)                          Total Consolidated EBITDA (as defined below) reaching at least 90% of the targeted Total Consolidated EBITDA specified in the following Article 10;

(ii)                       Consolidated Net Financial Position divided by the Consolidated EBITDA (both as defined below and relating to the financial year 2015), being no greater than 2.05 .

If one or both of the above targets are not met, the Options shall not be exercisable and shall be forfeited.

For the purposes of these Regulations:

•                               “Consolidated EBITDA” shall mean EBITDA as presented in the group’s consolidated annual financial statements filed with the CONSOB for a calendar year. For LTI Plan purposes, the three-year cumulative actual Consolidated EBITDA will be reduced by (i) the excess of any non-recurring/one-off cash expenses (for example, inter alia, restructuring expenses) over the total budgeted amounts for the same period (for the budgeted expenses), and (ii) any non-recurring/one-off cash expenses that were not included in budget. However, the aforementioned non-recurring/one-off cash expenses are not intended to include any amounts that are related to the Company’s debt instruments (including hedge transactions), minority interests or income taxes. Exclusions of non-recurring/ one-off cash expenses from the adjustment to the actual Consolidated EBITDA amount must be specifically approved by the Board of Directors of the Company.;

•                               “Total Consolidated EBITDA” shall mean the aggregate of the Consolidated EBITDA for 2013, 2014 and 2015 financial years;

•                               “Consolidated Net Financial Position” shall mean the long term financial debts, including the current portion of long term debts, and the short term financial debts, after having subtracted short term financial investments, cash and cash equivalents, as indicated in the “nota illustrativa” of the consolidated financial statements approved by the Board of Directors of the Company. Quasi-equity borrowings (i.e. hybrid) are included in Consolidated Net Financial Position.

Article 10

Amount of Options that may be Exercised

Subject to the satisfaction of the conditions under Article 9 hereof, items (i) and (ii), each Beneficiary shall have the right to exercise, according to the terms set forth under the following Article 11, such number of Granted Options - assuming a targeted Total Consolidated EBITDA equal to Euro 3,299  million - to be determined as follows and as communicated by the Company per the below notification (the “Exercisable Options”):

% of targeted Total Consolidated EBITDA achieved	Exercisable Options on the amount of Granted Options (%)
less than 90%	0.00%
90.00%	30.00%
91.00%	36.00%
92.00%	42.00%
93.00%	48.00%
94.00%	54.00%
95.00%	60.00%
96.00%	66.00%
97.00%	72.00%
98.00%	78.00%
99.00%	84.00%
100.00%	90.00%
101.00%	92.00%

% of targeted Total Consolidated EBITDA achieved	Exercisable Options on the amount of Granted Options (%)
102.00%	94.00%
103.00%	96.00%
104.00%	98.00%
105.00%	100.00%

Note: (i) for example, if the Total Consolidated EBITDA achieved is equal to 95% of the target, the Beneficiary will have the right to exercise 60% of the Options granted. If the Total Consolidated EBITDA achieved is equal to 95.5% of the target, the Beneficiary will have the right to exercise 60% of the Granted Options; (ii) if not a whole number, the number of Exercisable Options by each Beneficiary shall be rounded down to the nearest whole number.

The Company will notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the years 2013 and 2014 within 30 calendar days following the approval by the Board of Directors of the relevant consolidated financial statements. The Company will similarly notify the Beneficiaries of the amount of (i) Consolidated EBITDA achieved for the year 2015, (ii) Total Consolidated EBITDA, and (iii) Consolidated Net Financial Positions, as well as (iv) the result of the division pursuant to Article 9, point (ii), above, within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2015.

Article 11

Exercise of the Options and delivery of the Shares

The exercise of the Options by the Beneficiary shall be irrevocable and shall be made by signing and dispatching the Exercise Form, a sample of which is attached to the Regulations, of which it constitutes an integral and substantial part.

The Options may be exercised by the Beneficiaries - in one or more tranches, but in any case each tranche for an amount not lower than that indicated further on - only and exclusively in the period between the 31st calendar day following the approval by the Board of Directors of the Company of the consolidated financial statements for 2015 and the third anniversary of such calendar day (the “Exercise Period”). As a partial exception to this, the Exercise Period shall be suspended, in each financial year, from the date of any meeting of the Board of Directors that resolves the calling of a Shareholders’ Meeting of the Company, for the approval of the financial statements, up to the day (included) on which the Shareholders’ Meeting takes place (including on dates in subsequent call to the first), and in any event up to the day (included) preceding the dividend payment date. Should the Exercise Period terminate pending the above suspension, Options will be exercisable by June 30 2016. Upon occurrence of the events contemplated under Sections no. 14 (a) (Termination of the employment) and 15 (a) hereof (Death of the Beneficiary), Options shall anyway not be exercisable after December 31, 2019.

No tranche shall be exercised by a Beneficiary for a lower amount than ten percent (10%) of the Exercisable Options. The exercise of a number of Options greater than the amount of Exercisable Options shall be ineffective as to the number of exceeding Options, and shall not give title to the subscription of the corresponding Shares.

Pursuant to Article 6.C.3 of the Code, each Beneficiary serving the Company or any of its subsidiaries in its capacity as an Executive with Strategic Responsibilities will be required to retain, without the right to dispose of the same in whatsoever manner, for the entire duration of the Plan (i.e. until December 31, 2019) a quota of Shares “N” obtained through the following calculation:

N = [( PN x NE ) – ( PSP x NE )] x 0.20 / PN. Definitions are as follows:

•       “PN” denotes “unit normal value”, that is the arithmetic average of the official prices of the Shares during the thirty day period prior to the vesting date of the Options;

•       “NE” denotes the number of vested Options; and

•       “PSP” denotes “strike price”, that is the unit exercise price of the Options.

Such retention provision shall not apply under any of the circumstances set under Articles 14 and 15 hereof.

“Executives with Strategic Responsibilities”  are identified as those persons having direct or indirect authority and the responsibility to plan, direct and control the activities of the Company, including its Board members, pursuant to Consob Regulation no. 17221 of 2010.

The Exercise Form shall be delivered duly completed in each of its parts and signed, failing which it will be considered not to have been received:

•       as to the Beneficiaries who reside in Italy, by hand at the Company’s headquarters or its secondary premises, addressed to the Resources and Shared Services Department of the Company, or to the service provider engaged by the Company, as the case may be;

•       as to the Beneficiaries who reside in countries other than Italy, pursuant to the laws and regulations applicable in those countries, addressed to the competent Human Resources Department or to the service provider engaged by the Company, as the case may be.

Those Options not exercised by the end of the Exercise Period shall be considered expired and the Beneficiary shall have no right to any indemnity or compensation of any type.

The exercise of the Options shall be effective on the day of the receipt of the Exercise Form by the Company or by the person appointed by the Company (the “Share Subscription Date”).

The Shares shall be delivered to the Beneficiary within three working days from the Share Subscription Date (to be intended as the days during which the Mercato Telematico Azionario (MTA) organized and managed by Borsa Italiana S.p.A. is open, according to its trading calendar), on condition that the relevant Price has been entirely paid by the Share Subscription Date per the instructions set in the Exercise Form. The delivery of Shares shall be made by crediting the securities account indicated by the Beneficiary in the Exercise Form.

Article 12

Rights of the Shares

The Shares shall have ordinary rights and as a consequence shall have rights equal to those of the other outstanding Shares of the Company at their date of issue.

Article 13

Costs and expenses

All costs relating to the issue and transfer of the Shares to the Beneficiaries shall be borne by the Company. Every cost related to the securities account of the Beneficiaries referred to under Article 11 above shall, however, be borne exclusively by them. This does not have any effect on the provisions of Article 17 hereof.

Article 14

Termination of the employment

In principle, the right of the Beneficiary to exercise the Options is subjected to its ongoing employment with its Employer.

Subject to Article 15 hereof and unless otherwise provided pursuant to the Grant Letter:

(a)         in the event that the employment relationship is terminated by the Employer (other than as the result of a just cause or on justified grounds), or by resignation of the Beneficiary for any reason, or for any other reason (other than by the Employer for just cause or on justified grounds), the Beneficiary will definitively lose, simultaneously with the termination of the employment, the right to exercise those Granted Options not yet Exercisable, while he or she may exercise the Exercisable Options which have not yet been exercised for six months from such termination date;

(b)         in the event that the employment is terminated by the Employer as the result of just cause or on justified grounds, the Beneficiary will definitively lose, simultaneously with the termination of the employment, the right to exercise any outstanding Granted Options, whether or not yet Exercisable on the date of termination.

The Company’s Board of Directors may, upon its discretional and unchallengeable judgment, allow the Beneficiary to exercise all or part of the Granted Options in a more ample manner than that provided for herein, and assign an appropriate term, in any case not less than thirty days, or grant to other Beneficiaries the  Granted Options that become available after termination of the employment with one or more Beneficiaries.

The Options will not be cancelled should the Beneficiary move from the Company to one of its subsidiaries or vice versa, or from one subsidiary to another, provided that he/she remains an employee of an Employer.

The Board of Directors or its designee, if possible and upon its discretional judgment, may allow the Beneficiary to maintain the rights set forth under the Plan, at the same conditions, in the event that the employment is terminated but, at the same time, the Beneficiary takes or maintains the office as director of the Company and/or one of its subsidiaries.

Subject to any term and condition referred to under the Grant Letter, in the event of a Change in Control (as defined below) prior to the termination of the employment for any cause whatsoever, the Board of Directors may take such actions as it deems appropriate and fair to safeguard the purposes of the Plan and to protect the Beneficiaries, including without limitations the entitlement of each Beneficiary to exercise all the Granted Options within a term to be established by the Board of Directors and in any case not less than thirty days, irrespective of whether at the time the Change in Control takes place the targets under Article 9 have been reached or not.

For purposes hereof “Change in Control” means the happening of any of the following:

(a)                                 one or more “persons” jointly among them (as defined below), excluding those that control the Company, the Company itself, any of its subsidiaries and affiliates, as well as any pension fund of the Company or of any of its subsidiaries and affiliates, become the owners, directly or indirectly, of securities of the Company representing 30% or more of the combined voting rights of the Company’s then outstanding stock capital exercisable in shareholders’ ordinary meetings called for the appointment of the managing body of the Company;

(b)                                 execution of a final and binding agreement of (i) merger or business combination of the Company into or with another person, other than De Agostini S.p.A. and its  parent companies and subsidiaries, if (A) a majority of the directors of the resulting person were not directors of the Company immediately prior to the effective date of such merger or business combination, or (B) the persons that jointly controlled the Company prior to the effective date of such merger or business combination, thereafter come to beneficially own, directly or indirectly, less than 50% of the combined voting rights of the then outstanding stock capital of the resulting person for the appointment of the relevant managing body; or (ii) sale or other even temporary disposition of all or substantially all of the assets of the Company to one or more persons jointly among them, if the voting rights to appoint the managing body/-dies of such person(s) are not at least 50% beneficially owned, directly or indirectly, by the Company and/or any of its controlling persons and/or respective subsidiaries or affiliates;

(c)                                  the control relationship ceases between the Company and the Employer of the Beneficiary, if other than the Company.

For purposes of the definition of “Change in Control”, “person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental entity or other entity of any kind or nature.

Article 15

Death of the Beneficiary

In case of death of the Beneficiary, the following provisions shall apply:

(a) the Exercisable Options at the date of the Beneficiary’s death, but which have not yet been exercised, may be exercised by his/her heirs or successors within the irrevocable term of six months from the date of death or, if later, by the end of the Exercise Period, subject to delivery by the heirs or successors of the appropriate evidence of their entitlement;

(b) those not yet Exercisable Options at the date of the Beneficiary’s death shall be forfeited and no longer entitled to become Exercisable, with no entitlement of the heirs or successors to any indemnity or compensation whatsoever. The Board of Directors may grant the forfeited Options to other Beneficiaries.

Article 16

Disposability of the Shares

The Shares issued to the Beneficiary on exercising the Options shall be freely disposable and transferable by the Beneficiary, exception made for those Beneficiaries in the capacity as Executives with Strategic Responsibilities, to the extent set under Article 11 above.

Article 17

Tax regime for the Options and Shares

The income taxes of the Beneficiary (and the welfare and social security contributions - where applicable - to be borne by the same employee pursuant to the law) relating to the exercise of the Options and the delivery and the possible subsequent sale of the Shares, shall be borne by the Beneficiary. Accordingly, if any withholding tax, welfare and/or social security contribution are due, the Beneficiary shall be obliged to provide the funds necessary to allow the Employer to make the payments due by it as withholding agent.

The Beneficiaries undertake to timely notify the Employer and the Company, if different, even after the termination of the employment, of: (a) the exercise of the Options, the number of Shares subscribed, the exercise date and the aggregate price paid, and (b) every subsequent transfer of the Shares, including the number of Shares sold, the date of transfer and the price per Share, and (c) any possible change or amendment to the account where the Shares are deposited.

Article 18

Additional incentive instruments

The Plan shall not in any way limit the Company to adopt new incentive plans or similar ones, including those reserved for subjects other than the Beneficiaries.

Article 19

Duration of the Plan

The Plan shall in any event terminate no later than December 31, 2019, even in case one or more Options have not yet been exercised by that date. The non-disposal provision set under Article 11 above for the Executives with Strategic Responsibilities shall anyway survive so long as provided thereunder.

Article 20

Review of the Regulations

In the event of the Company undertaking capital increases, either free of charge or for consideration (except where serving stock incentive plans), splits or reverse splits, significant reserve distributions, mergers, demergers, or of exclusion of the Shares from official listing on the Milan Stock Exchange (or other regulated market), changes in legislation or regulations or of any other extraordinary events likely to prejudice the Options, the Shares, the achievement of the Plan’s targets or, more generally, the Plan itself, the Board of Directors of the Company shall amend and/or supplement the Regulations as deemed necessary and/or appropriate to keep the essential contents of the Plan as unaltered as possible, including the permission to exercise the Options and/or dispose of the Shares resulting therefrom notwithstanding the restriction imposed on certain Beneficiaries in their capacity as Executives with Strategic Responsibilities, pursuant to Article 11 hereof.

Notwithstanding anything herein to the contrary, no amendment to the Regulations or, as the case may be, the Grant Letter or any of its attachments shall have an adverse effect on the rights of the Beneficiary in relation with his/her outstanding Options without the consent of the same Beneficiary.

Article 21

Confidentiality

Any information regarding the names of the Beneficiaries, the number of Granted Options reserved to each of them, the agreements with the Company, as well as the covenants applicable to single Beneficiaries or any other agreements to which each Beneficiary may be a party, shall be kept strictly confidential and as a result shall not be communicated, revealed, disseminated, delivered and/or transferred in any way whatsoever to other Beneficiaries or to third parties for the entire duration of the Plan, to the extent permitted by the law and by any self-regulatory codes adopted by the Company.

Article 22

Applicable law

These Regulations shall be governed by the Italian law.

Article 23

Disputes

The Company and the Beneficiaries will do everything possible to attempt to resolve any dispute that may arise in connection with the existence, validity, interpretation, execution and/or termination of these Regulations in a friendly manner.

Any such dispute or controversy shall be subject to the exclusive competence of the Courts of Rome.

* * *

Rome, July 30, 2013

For the Board of Directors
(The Chairman)

For review and acceptance

,
(Place)	(date)
X

APPLICATION FORM

FOR PARTICIPATION IN THE “GTECH S.p.A. 2013—2019 STOCK OPTION PLAN RESERVED FOR EMPLOYEES”

GTECH S.p.A.

Viale del Campo Boario, 56/d

Rome

The undersigned

Surname and name	X
Place and date of birth
Residence
Tax code

in his/her capacity as employee of (choose one):

GTECH S.p.A., with registered office in Viale del Campo Boario, 56/d, Rome   ☐

Or                            subsidiary of GTECH S.p.A.:   ☐

declares                            that he/she has reviewed and obtained full knowledge of the Regulations of the “GTECH S.p.A. 2013-2019 Stock Option Plan reserved for employees” of GTECH S.p.A. and/or its subsidiaries, which form an integral and substantial part of this Application Form, and are hereby referred to in their entirety (also in the conventional terms and in the expressions), and that he/she accepts in full the terms, means and conditions by signing this Application Form, a copy of the Regulations themselves and a copy of the Grant Letter, all duly initialed on each page jointly with the  sample of the Exercise Form;

declares                            that he/she is aware of the fact, and accepts, that on July 30, 2013 he/she was informed through the Grant Letter of the granting of n. X Options for the subscription of an equal number of Shares;

declares                            that he/she is aware of the fact, and accepts, that the subscription Price of each Share will be equal to Euro 20.05;

GTECH S.p.A.
Concessionaria dello Stato
00154 Roma - Viale del Campo Boario, 56/D
T +39 06 518991 F +39 06 51894300
Capitale sociale Euro 173.726.855,00
Partita IVA, codice fiscale e reg. imprese Roma n. 08028081001

Sottoposta all’attività di direzione e coordinamento di De Agostini S.p.A Sede legale: 28100 Novara Via G. da Verrazzano, 15

declares                            that he/she is aware that this Application Form must be lodged with GTECH S.p.A. at the Company’s Department of Resources and Shared Services, or at any other competent Human Resources Department, as the case may be, by and not later than the date indicated below; failure to meet this deadline will lead to the loss of rights to the granting of the Options:

LATEST DATE FOR THE DELIVERY OF THE APPLICATION FORM	September 13, 2013

undertakes             pursuant to article 6.C.3 of the Code (as defined in the Regulations), and to Article 11 of the Regulations, as applicable only to Beneficiaries serving as Executive with Strategic Responsibilities, to retain for the entire duration of the Plan (i.e. until December 31, 2019) a quota of Shares (“N”) obtained through the following calculation: N = [( PN x NE ) – ( PSP x NE )] x 0.20 / PN.

Definitions are as follows:

•           “PN” denotes “unit normal value”, that is the arithmetic average of the official prices of the Shares during the thirty day period prior to the vesting date of the Options;

•           “NE” denotes the number of vested Options; and

•           “PSP” denotes “strike price”, that is the unit exercise price of the Options;

confirms                        to all effects and under his/her exclusive responsibility that the personal details provided above are exact;

confirms                        that he/she is aware of and accepts that this Application Form shall fail to be effective, also pursuant to Article 1326, paragraph 4, of the Italian Civil Code, should it or the Grant Letter or any of the other attachments thereto be incomplete, i.e. not duly completed or signed in all parts;

confirms                        to have received by hand the Grant Letter and its attachments, as well as initialed on each page, and where so requested completed, undersigned and returned them by hand to the Company, at its headquarters or any of its secondary premises, or at any of its Italian subsidiaries’ headquarters or secondary premises [only applicable to Italian based beneficiaries]

requests                             that  GTECH S.p.A. acknowledges to him/her the receipt of this Application Form and of the other connected documents, as well as his/her membership of the Plan, by signing a copy of this Application Form.

,
(Place)	(date)
X

Pursuant to and to the effects of articles 1341 and 1342 of the Italian civil code, the Beneficiary states that he/she specifically approves in writing the following articles of the Regulations: Article 4 (Membership of the Plan); Article 5 (Nature and characteristics of the Options); Article 10 (Amount of Options that may be exercised); Article 11 (Exercise of the Options and delivery of the Shares); Article 14 (Termination of the employment); Article 15 (Death of the Beneficiary); Article 20 (Review of the Regulations); Article 23 (Disputes).

,
(Place)	(date)
X

SAMPLE FORM FOR THE EXERCISE

 OF THE OPTIONS GRANTED UNDER THE “GTECH S.p.A. 2013-2019 STOCK OPTION PLAN RESERVED FOR EMPLOYEES”

GTECH S.p.A.

Viale del Campo Boario, 56/d

Rome

The undersigned

Surname and name	X
Place and date of birth
Formal residence
Tax code

in his/her capacity as employee of the company (check one):

GTECH S.p.A., with registered office in Viale del Campo Boario, 56/D, Rome   ☐

Or                                 subsidiary of  GTECH S.p.A.   ☐

declares                            that he/she irrevocably exercises no.             Options granted to him/her by  GTECH S.p.A. on July 30, 2013, each of which gives the right to subscribe one Share and consequently,

requests                             to subscribe the corresponding number of GTECH S.p.A. Shares at a Price per Share, inclusive of both the nominal value and premium, of Euro [    ].

1 Total number of Granted Options reserved to the Beneficiary	2 Number of Options exercised	3 Unit subscription Price	4 Total price due from the Beneficiary
		Euro 20.05	Euro

undertakes             to make the payment of the total price by the Share Subscription Date established pursuant to Article 11 of the Regulations by irrevocable bank transfer to the current account held by  GTECH S.p.A. at                           ;

undertakes             to pay its share of the amounts which the Company and/or its subsidiaries are obligated to withhold under applicable Italian, United States federal, state, and local, and other applicable legislation tax withholding requirements, by the delivery date established pursuant to Article 11 of the Regulations;

undertakes             to timely communicate to the Employer, and to the Company if different, even after the termination of the employment, in addition to the information above, also (i) the date of exercise of the Options and (ii) every subsequent transfer of the Shares, specifying the number of Shares sold, the transfer date and the price per Share and (iii) any possible change or amendment to the current account where the Shares are deposited;

undertakes,          pursuant to Article 6.C.3 of the Code (as defined in the Regulation) and to Article 11 of the Regulations, as applicable only to Beneficiaries serving as Executives with Strategic Responsibilities, to retain for the entire duration of the Plan (i.e. until December 31, 2019) a quota of Shares “N” obtained through the following calculation: N = [(PN x NE) — (PSP x NE)] x 0.20 / PN.

Definitions are as follows:

•           “PN” denotes “normal unit value”, that is the arithmetic average of the official prices of the Shares during the thirty day period prior to the vesting date of the Options;

•           “NE” denotes the number of Option; and

•           “PSP” stands for “strike price”, that is the unit exercise price of the Options;

confirms                        to all the effects of law and under his/her exclusive responsibility that the personal details provided above are exact;

requests                             that the Shares be registered in his/her name, in accordance with the personal details provided above;

requests                             that the Shares be delivered to securities account number                           account holder                                at                                     [indicate complete coordinates for the account].

,
(Place)	(date)
X

*[acknowledgement signature only]